UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

____________________________________________

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

ViewRay, Inc.

___________________________________________________________________________________________________________________________________________________________________

(Name of Issuer)

Common Stock, par value $0.01 per share

___________________________________________________________________________________________________________________________________________________________________

(Title of Class of Securities)

92672L107

___________________________________________________________________________________________________________________________________________________________________

(CUSIP Number)

Name: Theodore Wang

c/o Puissance Capital Management LP

950 Third Avenue, 25th Floor

New York, New York 10022

Telephone Number: (212) 878-3702

___________________________________________________________________________________________________________________________________________________________________

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 3, 2018

___________________________________________________________________________________________________________________________________________________________________

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

_________________

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

SCHEDULE 13D

CUSIP No.	92672L107

1	Names of Reporting Persons
Puissance Cross-Border Opportunities I LP
2	Check the appropriate box if a member of a Group (see instructions)
(a) [_] (b) [x]
3	Sec Use Only
4	Source of Funds WC
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]
6	Citizenship or Place of Organization
Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power
0
	8	Shared Voting Power
6,842,975
	9	Sole Dispositive Power
0
	10	Shared Dispositive Power
6,842,975
11	Aggregate Amount Beneficially Owned by Each Reporting Person
6,842,975
12	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
[_]
13	Percent of class represented by amount in row (9)
9.1%
14	Type of Reporting Person (See Instructions)
PN

CUSIP No.	92672L107

1	Names of Reporting Persons
Puissance Capital Fund (GP) LLC
2	Check the appropriate box if a member of a Group (see instructions)
(a) [_] (b) [x]
3	Sec Use Only
4	Source of Funds AF
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]
6	Citizenship or Place of Organization
Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power
0
	8	Shared Voting Power
6,842,975
	9	Sole Dispositive Power
0
	10	Shared Dispositive Power
6,842,975
11	Aggregate Amount Beneficially Owned by Each Reporting Person
6,842,975
12	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
[_]
13	Percent of class represented by amount in row (9)
9.1%
14	Type of Reporting Person (See Instructions)
OO

CUSIP No.	92672L107

1	Names of Reporting Persons
Puissance Capital Management LP
2	Check the appropriate box if a member of a Group (see instructions)
(a) [_] (b) [x]
3	Sec Use Only
4	Source of Funds AF
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]
6	Citizenship or Place of Organization
Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power
0
	8	Shared Voting Power
6,842,975
	9	Sole Dispositive Power
0
	10	Shared Dispositive Power
6,842,975
11	Aggregate Amount Beneficially Owned by Each Reporting Person
6,842,975
12	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
[_]
13	Percent of class represented by amount in row (9)
9.1%
14	Type of Reporting Person (See Instructions)
IA, PN

CUSIP No.	92672L107

1	Names of Reporting Persons
Puissance Capital Management (GP) LLC
2	Check the appropriate box if a member of a Group (see instructions)
(a) [_] (b) [x]
3	Sec Use Only
4	Source of Funds AF
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]
6	Citizenship or Place of Organization
Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power
0
	8	Shared Voting Power
6,842,975
	9	Sole Dispositive Power
0
	10	Shared Dispositive Power
6,842,975
11	Aggregate Amount Beneficially Owned by Each Reporting Person
6,842,975
12	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
[_]
13	Percent of class represented by amount in row (9)
9.1%
14	Type of Reporting Person (See Instructions)
OO

CUSIP No.	92672L107

1	Names of Reporting Persons
Theodore Wang
2	Check the appropriate box if a member of a Group (see instructions)
(a) [_] (b) [x]
3	Sec Use Only
4	Source of Funds AF
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]
6	Citizenship or Place of Organization
United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power
21,867
	8	Shared Voting Power
6,842,975
	9	Sole Dispositive Power
21,867
	10	Shared Dispositive Power
6,842,975
11	Aggregate Amount Beneficially Owned by Each Reporting Person
6,864,842
12	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
[_]
13	Percent of class represented by amount in row (9)
9.1%
14	Type of Reporting Person (See Instructions)
IN, HC

Item 1. Security and Issuer.

The name of the issuer is ViewRay, Inc., a Delaware, U.S.A. corporation (the "Issuer"). The address of the Issuer's principal executive offices is 2 Thermo Fisher Way, Oakwood Village, Ohio 44146. This Schedule 13D relates to the Issuer's shares of common stock, $0.01 par value per share (the "Shares").

Item 2. Identity and Background.

(a) The persons filing this statement are Puissance Cross-Border Opportunities I LP, a limited partnership registered in the Cayman Islands ("Puissance Cross-Border Opportunities"), Puissance Capital Fund (GP) LLC, a Delaware limited liability company ("Puissance GP"), Puissance Capital Management LP, a Delaware limited partnership ("Puissance Capital Management"), Puissance Capital Management (GP) LLC, a Delaware limited liability company ("Puissance Capital Management GP") and Theodore Wang, a United States citizen ("Mr. Wang" and collectively with Puissance Cross-Border Opportunities, Puissance GP, Puissance Capital Management and Puissance Capital Management GP, the "Reporting Persons").

(b) The business address for each of the Reporting Persons is 950 Third Avenue, 25th Floor, New York, NY 10022.

(c) Puissance GP serves as the general partner of Puissance Cross-Border Opportunities, a private investment fund. Puissance Capital Management serves as the investment manager of Puissance Cross-Border Opportunities. Puissance Capital Management GP serves as the general partner to Puissance Capital Management. Mr. Wang serves as the managing member of both Puissance GP and Puissance Capital Management GP.

(d) During the past five years, none of the Reporting Persons, nor, to the knowledge of any of the Reporting Persons, any officer, director or control person of any of the Reporting Persons, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, none of the Reporting Persons, nor, to the knowledge of any of the Reporting Persons, any officer, director or control person of any of the Reporting Persons, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, pursuant to which such person, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) See subsection (a) of this Item 2 and Item 6 of the attached cover pages.

Item 3. Source and Amount of Funds or Other Consideration.

The funds for the purchase of the 6,842,975 Shares directly owned by Puissance Cross-Border Opportunities and deemed to be beneficially owned by Puissance GP, Puissance Capital Management, Puissance Capital Management GP and Mr. Wang came from the working capital of Puissance Cross-Border Opportunities. The net investment costs (including commissions, if any) of the 6,842,975 Shares were approximately $20,528,925. No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business. In addition, the Issuer granted Mr. Wang options to purchase 19,556 shares in connection with Mr. Wang's appointment to the Issuer's Board of Directors.

Item 4. Purpose of Transaction.

The Shares held by the Reporting Persons were acquired for investment purposes in the ordinary course of the Reporting Persons' investment activities.

On January 13, 2017, Puissance Cross-Border Opportunities and certain other shareholders of the Issuer (collectively, the "Investors") entered into a stockholder's agreement (the "Stockholder's Agreement") with the Issuer pursuant to which, among other things, Puissance Cross-Border Opportunities nominated for election one member and such member was appointed to the Issuer's Board of Directors (the "Investor Designee") and was granted certain registration rights with respect to the 6,842,975 Shares. Mr. Wang, one of the Reporting Persons, is the Investor Designee. The foregoing summary of the Stockholder's Agreement is not intended to be complete and is qualified in its entirety by reference to the full text of the Stockholder's Agreement, a copy of which is attached as Exhibit D to the Schedule 13D filed by the Reporting Persons on January 18, 2017, and is incorporated herein by reference. In addition, the Issuer granted Mr. Wang options to purchase 19,556 shares in connection with Mr. Wang's appointment to the Issuer's Board of Directors.

The Reporting Persons intend to closely evaluate the performance of the Issuer, including, but not limited to, its share price, business, assets, operations, financial condition, capital structure, management's performance and prospects of the Issuer. In addition, the Reporting Persons reserve the right to, without limitation, acquire additional Shares, dispose of all or some of the Shares they currently hold from time to time, in each case in open market or private transactions, block sales or purchases or otherwise, or may continue to hold the Shares. Further, the Reporting Persons reserve the right to revise their plans or intentions and to take any and all actions that they may deem appropriate to maximize the value of their investment in the Issuer in light of their general investment policies, market conditions, and subsequent developments affecting the Issuer. The Reporting Persons further reserve the right to act in concert with any other shareholders of the Issuer, or other persons, for a common purpose should it determine to do so, and/or to recommend courses of action to the Issuer's management, the Issuer's Board of Directors, the Issuer's shareholders and others.

The Reporting Persons have no plans or proposals as of the date of this filing which, other than as set forth above, relate to, or would result in, any of the actions enumerated in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Company.

(a) - (b) As of the date hereof, Puissance Cross-Border Opportunities may be deemed to be the beneficial owner of 6,842,975 Shares, constituting 9.1% of the Shares, based upon 75,084,219 Shares outstanding as of the date hereof. Puissance Cross-Border Opportunities has the sole power to vote or direct the vote of 0 Shares and the shared power to vote or direct the vote of 6,842,975 Shares. Puissance Cross-Border Opportunities has the sole power to dispose or direct the disposition of 0 Shares and the shared power to dispose or direct the disposition of 6,842,975 Shares.

As of the date hereof, Puissance GP may be deemed to be the beneficial owner of 6,842,975 Shares, constituting 9.1% of the Shares, based upon 75,084,219 Shares outstanding as of the date hereof. Puissance GP has the sole power to vote or direct the vote of 0 Shares and the shared power to vote or direct the vote of 6,842,975 Shares. Puissance GP has the sole power to dispose or direct the disposition of 0 Shares and the shared power to dispose or direct the disposition of 6,842,975 Shares.

As of the date hereof, Puissance Capital Management may be deemed to be the beneficial owner of 6,842,975 Shares, constituting 9.1% of the Shares, based upon 75,084,219 Shares outstanding as of the date hereof. Puissance Capital Management has the sole power to vote or direct the vote of 0 Shares and the shared power to vote or direct the vote of 6,842,975 Shares. Puissance Capital Management has the sole power to dispose or direct the disposition of 0 Shares and the shared power to dispose or direct the disposition of 6,842,975 Shares.

As of the date hereof, Puissance Capital Management GP may be deemed to be the beneficial owner of 6,842,975 Shares, constituting 9.1% of the Shares, based upon 75,084,219 Shares outstanding as of the date hereof. Puissance Capital Management GP has the sole power to vote or direct the vote of 0 Shares and the shared power to vote or direct the vote of 6,842,975 Shares. Puissance Capital Management GP has the sole power to dispose or direct the disposition of 0 Shares and the shared power to dispose or direct the disposition of 6,842,975 Shares.

As of the date hereof, Mr. Wang may be deemed to be the beneficial owner of 6,864,842 Shares, constituting 9.1% of the Shares, based upon 75,084,219 Shares outstanding as of the date hereof, adjusted for certain options held by Mr. Wang. Mr. Wang has the sole power to vote or direct the vote of 21,867 Shares and the shared power to vote or direct the vote of 6,842,975 Shares. Mr. Wang has the sole power to dispose or direct the disposition of 21,867 Shares and the shared power to dispose or direct the disposition of 6,842,975 Shares.

Based on 75,084,219 shares of Common Stock outstanding as of May 3, 2018, based on the Current Report on Form 10-Q filed by the Issuer on May 10, 2018.

(c) On January 13, 2017, Puissance Cross-Border Opportunities purchased 6,864,842 shares of Common Stock at a price of $3.0 per share in a private placement. The Issuer granted Puissance Cross-Border Opportunities warrants to purchase 1,368,595 shares of Common Stock at an exercise price of $3.17 per share. The Warrants are set expires on January 18, 2024. No other transactions in the Common Stock were effected by the Reporting Persons within the past 60 days.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares owned by it individually.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.

On January 13, 2017, Puissance Cross-Border Opportunities and the Issuer entered into a securities purchase agreement ("SPA") to acquire 6,842,975 Shares and a warrant to purchase 1,368,595 Shares at an exercise price of $3.17 for aggregate consideration of $171,074.38. The form of warrant agreement and the SPA are attached as Exhibit B and Exhibit C, respectively, to the Schedule 13D filed by the Reporting Persons on January 18, 2017, and are incorporated herein by reference. In addition, Puissance Cross-Border Opportunities, the Issuer and certain shareholders of the Issuer entered into the Stockholder's Agreement, which is described above in Item 4 and attached as Exhibit D to the Schedule 13D filed by the Reporting Persons on January 18, 2017, and is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

The Joint Filing Agreement, Warrant Agreement, Securities Purchase Agreement and Stockholder's Agreement are hereby incorporated by reference to Exhibits A, B, C and D, respectively, to the Schedule 13D filed by the Reporting Persons on January 18, 2017.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated: May 11, 2018

Puissance Cross-Border Opportunities I LP*

By: Puissance Capital Fund (GP) LLC,

its managing member

By: /s/ Theodore Wang

Name: Theodore Wang

Title: Managing Member

Puissance Capital Fund (GP) LLC*

By: /s/ Theodore Wang

Name: Theodore Wang

Title: Managing Member

Puissance Capital Management LP*

By: Puissance Capital Management (GP) LLC,

its general partner

By: /s/ Theodore Wang

Name: Theodore Wang

Title: Managing Member

Puissance Capital Management (GP) LLC*

By: /s/ Theodore Wang

Name: Theodore Wang

Title: Managing Member

Theodore Wang*

/s/ Theodore Wang

* The Reporting Person disclaims beneficial ownership of the reported securities except to the extent of its pecuniary interests therein, and this report shall not be deemed an admission that such person is the beneficial owner of these securities for purposes of Section 16 of the U.S. Securities Exchange Act of 1934, as amended, or for any other purpose.